[Enterprise Group of Funds Letterhead]

                                                                                      October 1, 2008

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

RE:	The Enterprise Group of Funds, Inc. (the “Corporation”)

File No. 811-01582/002-28097

To the Staff of the Commission:

Enclosed for filing on behalf of the Corporation are the following documents:

1	a copy of the original Fidelity Bond for Policy No. 422-52-78 which reflects the Corporation’s aggregate coverage under the Bond of $50,000 effective as of 12:01 a.m. April 11, 2008 through 12:01 a.m. on April 11, 2009. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Directors of the Corporation held on March 10, 2008 at which a majority of the Directors who are not “interested persons” of the Corporation as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, approved the fidelity bond for the Corporation, Enterprise Capital Management, Inc. and Enterprise Fund Distributors, Inc., effective as of April 11, 2008 and payment of the premium for the insurance coverage. (Exhibit B)

3	Copies of the Fidelity Bond Sharing Agreement and Amendments No. 1 and No. 2. (Exhibit C)

The Corporation is maintaining a joint insured bond in the amount of $50,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period of April 11, 2008 through April 11, 2009. If the Corporation had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $50,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Sincerely,

/s/ Judy Guhring
Judy Guhring
Sr. Legal Assistant

cc:	Patricia Louie